

05040303

MMISSION

VF3-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlainsCapital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd, Suite 400
(No. and Street)

Dallas, (City) TX (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Swank 214-252-4153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

RECD S.E.C.
MAR 01 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gregory Swank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlainsCapital Securities, LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMBER L. DAVIS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
12-23-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Board of Managers
PNB Financial Securities, LLC

We have audited the accompanying statements of financial condition of PlainsCapital Securities, LP (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit processes that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PlainsCapital Securities, LP at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2005

PlainsCapital Securities, LP

Statements of Financial Condition

	December 31	
	2004	**2003**
Assets		
Cash (including $8,581 and $(2,705) held by the Parent at December 31, 2004 and 2003, respectively)	**$ 78,386**	$ 88,229
Other assets	**1,840**	4,988
Total assets	**$ 80,226**	$ 93,217
Liabilities and Partners' Equity		
Liabilities:		
Accounts payable and other liabilities	**$ 13,800**	$ 1,994
Total liabilities	**13,800**	1,994
Partners' equity:		
Partners' equity	**645,196**	559,180
Retained deficit	**(578,770)**	(467,957)
Total partners' equity	**66,426**	91,223
Total liabilities and partners' equity	**$ 80,226**	$ 93,217

See accompanying notes.

PlainsCapital Securities, LP

Notes to Financial Statements

December 31, 2004

1. Organization and Basis of Presentation

PlainsCapital Securities, LP (the Company), formerly known as PNB Financial Securities, LP, is organized as a partnership with its members being PNB Financial Advisors, LLC (Limited Partner) and PNB Financial Securities, LLC (General Partner). The Limited Partner has a 99% interest in the Company and the general partner has a 1% interest. The Limited Partner and the General Partner are owned by PlainsCapital Bank (the Parent). The Parent has and expects to continue to provide operating capital to the respective companies in order to fund operations of the Company.

The Company became registered and began offering investment banking services in May 2003. Start-up costs were incurred by the Company from January 1, 2003 to the date approval was obtained to provide these services. In October 2003, a change in management philosophy was implemented and the Company ceased providing investment banking services and started operating as an introducing broker. Currently, the Company's main activity is to provide support for the Parent's Treasury Management and Retail Banking Services.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

The Company operates as an introducing broker and therefore does not own securities including derivative contracts held for trading purposes or inventory of any sort.

Introducing Broker

Introducing broker revenue is recorded when fees are earned. Fee income is calculated as a percent of the account balances held by customers in respective money market mutual funds accounts. Fee income earned for the years ended December 31, 2004 and 2003, was $18,542 and $0, respectively.

2. Transactions with Customers

The Company's primary customer is Assurance 1031 Exchange, LLC, a subsidiary of the Parent. According to its instructions, the customer's funds are maintained in money market mutual funds accounts.

3. Income Taxes

The Company's earnings or losses are reported as federal taxable income or loss by the individual members under provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Company is not subject to state income taxes.

4. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. (the Exchange) and the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. As discussed in Note 1, the Company began operating as an introducing broker in October 2003. As a result, the Company's minimum capital requirement at December 31, 2004, was significantly lower than the requirement in effect at December 31, 2003. At December 31, 2004, the Company had net regulatory capital of $64,586, which was $59,586 in excess of the amount required to be maintained at that date.

5. Commitments and Contingencies

The Company has a Facilities, Services and Expense agreement with the Parent that may be terminated, without cause, by either party at any time upon not less than thirty (30) days' prior written notice to the other party or for cause by either party immediately by written notice to the other party. The Parent contributes capital to the Company in

5. Commitments and Contingencies (continued)

amounts that allow the Company to fund its obligations under the agreement. The Parent allocates expenses to the Company according to the following schedule:

Furniture and common space and equipment	$1,000 per month
Occupancy allocation rate ($28 per sq. ft.)	$2.34 per sq. ft per month
Technology and telecommunications services	$4,600 per month
Human resources, payroll accounting and administrative	$1,000 per month

Expenses under the agreement for the years ended December 31, 2004 and 2003, were $84,816 and $59,180, respectively.

6. Employees and Benefits

There are four employees involved in the Company. All payroll and benefit expenses are paid by the Parent. For the years ended December 31, 2004 and 2003, the Company estimates the fair value of these services was $2,000 and $333, respectively.

7. Related Party Transactions

As discussed in Note 2, Assurance 1031 Exchange, LLC is the primary customer of the Company. The Company enters into related party transactions with the Parent. Those transactions are described in Note 5 and 6.